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2013 AUG 20 PM 5:50

SEC / TM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 – 67672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kipling Jones & Co., Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Smith Street, Ste. 1600
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robbi J. Jones — 713.353.4688
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robbi J. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Jones & Co., Ltd.**, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

RUBY LEE TOLLETT
Notary Public, State of Texas
My Commission Expires
March 26, 2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

KIPLING JONES & CO., LTD.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 1,424
Certificates of deposit	188,899
Receivable - related party	30,000
Prepaid expenses	297
Clearing deposit	26,903
Deposits	2,169
TOTAL ASSETS	$ 249,692

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable and accrued expenses	$ 11,239
Note payable	12,288
Total Liabilities	23,527
Partners' Capital	226,165
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 249,692

See notes to financial statements.

KIPLING JONES & CO., LTD.
Statement of Income
Year Ended December 31, 2011

Revenue	
Municipal underwriting income	$ 52,866
Advisory fees	186,500
Interest income	642
TOTAL REVENUE	240,008
Expenses	
Compensation and related costs	245,476
Travel	93,146
Occupancy and equipment	57,845
Communications	50,110
Clearing charges	33,771
Regulatory fees	11,076
Professional fees	5,104
Interest	3,763
Other expenses	17,602
TOTAL EXPENSES	517,893
NET LOSS	$ (277,885)

See notes to financial statements.

KIPLING JONES & CO., LTD.
Statement of Partners' Capital
Year Ended December 31, 2011

	General Partner	Class A Limited Partners	Class B Limited Partners	Total
Balances at December 31, 2010	$ 21,985	$ 116,991	$ 217,907	$ 356,883
Partners' contributions	-	96,567	50,600	147,167
Net loss	(2,778)	(250,097)	(25,010)	(277,885)
Balances at December 31, 2011	$ 19,207	$ (36,539)	$ 243,497	$ 226,165

See notes to financial statements.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Partners
Kipling Jones & Co., Ltd.

We have audited the accompanying statement of financial condition of Kipling Jones & Co., Ltd. (the Company) as of December 31, 2011, and the related statements of income, partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kipling Jones & Co., Ltd. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
April 18, 2012

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

KIPLING JONES & CO., LTD.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (277,885)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	775
Change in assets and liabilities	
Decrease in certificates of deposit	22,954
Decrease in commissions receivable	39,440
Increase in receivable - related party	(30,000)
Decrease in prepaid expenses	38
Increase in clearing deposit	(1,903)
Increase in accounts payable and accrued expenses	6,971
Net cash used in operating activities	(239,610)
Cash flows from financing activities:	
Proceeds from note payable	40,000
Principal payments on note payable	(27,712)
Partners' contributions	147,167
Net cash provided by financing activities	159,455
Net change in cash	(80,155)
Cash at beginning of year	81,579
CASH AT END OF YEAR	$ 1,424

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 3,763
Income taxes	$ -

See notes to financial statements.

KIPLING JONES & CO., LTD.
Notes to Financial Statements
December 31, 2011

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Kipling Jones & Co., Ltd. (Partnership), a Texas limited partnership, was formed in May 2003. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership provides financial advisory and municipal underwriting services to public institutions located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is JonesCap, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2059, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

KIPLING JONES & CO., LTD.
Notes to Financial Statements
December 31, 2011

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash Equivalents

Money market funds and highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of primarily five years.

Municipal Underwriting Income and Advisory Fees

The Partnership records municipal underwriting income and advisory fees when earned under the respective agreements.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

As of December 31, 2011, open Federal tax years subject to examination include the tax years ended December 31, 2008 through December 31, 2010.

Promotional Costs

The Partnership expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreement also requires the Partnership to maintain a minimum of $25,000 as deposit in accounts with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Partnership had net capital and net capital requirements of $191,437 and $100,000, respectively. The Partnership's net capital ratio was 0.12 to 1.

Note 4 - Property and Equipment

Property and equipment consists of equipment at a cost of $1,500, less accumulated depreciation of $1,500. Depreciation expense for the year totaled $775 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Note Payable

The Partnership has a note payable totaling $12,288 at December 31, 2011 due to a Texas bank, bearing interest at 3.35%, due in monthly installments of $4,508 through March 2012.

Note 6 - Partners' Capital

The Class A Limited Partners constitute the primary ownership of the Partnership, representing 90% of the Partnership interests.

The Class B Limited Partners are equal to the Class A Limited Partners, other than Class A Limited partners have additional voting rights and are required to make additional capital contributions as called for by the General Partner and approved by a vote of the Class A Limited Partners.

Note 7 - Related Party Transactions/ Concentration of Revenue

One of the Partnership's registered representatives generated approximately 45% of the Partnership's revenue for the year ended December 31, 2011.

The Partnership has a receivable from a related party totaling $30,000 at December 31, 2011. The receivable is non-interest bearing and due on demand.

KIPLING JONES & CO., LTD.
Notes to Financial Statements
December 31, 2011

Note 8 - **Off-Balance-Sheet Risk**

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9 - **Office Leases**

The Partnership leases office space under three operating leases on a month-to-month basis. Office rent expense for the year was $57,070 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 10 - **Contingencies**

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results in operations, or cash flows of the Partnership.

Note 11 - **Subsequent Events**

The Partnership's 2011 annual audit is currently past due to the FINRA and the SEC. The Partnership has been fined $1,000 by FINRA related to this past due filing, and the Partnership cannot predict what additional fines or sanctions might be made against the Partnership by the FINRA or the SEC related to this matter.

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2011, through February 28, 2012, the date which the financial statements were available to be issued.

Schedule I

KIPLING JONES & CO., LTD.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2011

Computation of Net Capital

Total partners' capital qualified for net capital	$ 226,165
Deductions and/or charges	
Non-allowable assets:	
Clearing deposit	1,903
Receivable - related party	30,000
Prepaid expenses	297
Deposits	2,169
Total deductions and/or charges	34,369
Net capital before haircuts on securities	191,796
Haircuts on securities	
Certificates of deposit	359
Net Capital	$ 191,437
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 11,239
Note payable	12,288
Total aggregate indebtedness	$ 23,527
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 91,437
Ratio of aggregate indebtedness to net capital	.12 to 1

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Original Filing of Part IIA of Form X-17a-5 as of December 31, 2011 (unaudited)	$ 221,398
Adjustments made by Registrant prior to filing Amended Form X-17a-5:	
Reclassification of certificate of deposit to receivable - related party	(30,000)
Decrease in haircuts on certificates of deposit	38
Rounding	1
Net capital as computed above	$ 191,437

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Partners
Kipling Jones & Co., Ltd.

In planning and performing our audit of the financial statements of Kipling Jones & Co., Ltd. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
April 18, 2012